United States securities and exchange commission logo





                                 December 8, 2020

       Peter Scalise
       President
       The3rdBevco Inc.
       606 Johnson Avenue
       Suite 1
       Bohemia, New York 11716

                                                        Re: The3rdBevco Inc.
                                                            Amendment No. 5 to
Offering Statement on Form 1-A
                                                            Filed November 30,
2020
                                                            File No. 024-11278

       Dear Mr. Scalise:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2020 letter.

       Amendment No. 5 to Offering Statement on Form 1-A filed November 30,
2020

       General

   1. Please file as correspondence, a response letter that addresses each of the comments contained in this
letter. Also, in future filings, please file as correspondence a letter that addresses each of our
comments.
   2. We note your response to prior comment 1. Please continue to revise your filing to clearly and consistently
describe the securities in this offering. For example,

                                                              On the cover
page: (1) revise the reference highlighted in bold on the cover page to
                                                            "Maximum Offering
of 10,000,000 Units by the Company;" (2) in the paragraph
 Peter Scalise
The3rdBevco Inc.
December 8, 2020
Page 2
           above the table, revise to disclose that there is no market for your "units, warrants,"
           and common stock; and (3) you expect to commence the sale of the "units" instead of
           "shares" within two calendar days.

              In the Plan of Distribution and Selling Securityholder section:
(1) explain your
           disclosure "unless an amendment is properly filed with the Commission;" and (2)
           disclose that the "units" instead of "shares" are intended to be sold directly through the efforts of your officers and directors.
Exhibits

3.     Please include a currently dated auditor's consent pursuant to Item
17.11 of Part III to
       Form 1-A.
        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                             Sincerely,
FirstName LastNamePeter Scalise
                                                             Division of
Corporation Finance
Comapany NameThe3rdBevco Inc.
                                                             Office of
Manufacturing
December 8, 2020 Page 2
cc:       William R. Eilers, Esq.
FirstName LastName